UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2002

Act Exchange Act of 1934
Section 14(d)(5)
Rule 14d-10, 14d-11 & 14e-5
Public Availability September 12, 2002

William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH, England

2. NO ACT
P.E 9-11-02
132-02397

Re: Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset
File No: TP 02-95

Dear Mr. Groll:

In regard to your letter dated September 11, 2002, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Section 14(d)(5) of the Securities Exchange Act of 1934 (Exchange Act) and Rules 14d-10, 14d-11 and 14e-5 under the Exchange Act. The exemption from Section 14(d)(5) is to permit *Serono S.A.* (Serono) not to provide withdrawal rights in the U.S. Offer at any time that is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period immediately following the expiration of the Offers during which the tendered shares are being counted and until the CMF announces the final results of the Offers and arrangements are made for payment in accordance with French law and practice.

The exemption from Rule 14d-10(a)(1) is to permit Serono to make the U.S. Offer available only to U.S. persons who hold ordinary shares, warrants and OCEANEs of *Genset* (Genset) and all holders of ADSs. All non-U.S. persons who hold ordinary shares, warrants and OCEANEs can participate in the French Offer, to be held simultaneously with the U.S. Offer.

The exemption from Rule 14d-11 is to permit Serono to provide a subsequent offering period of up to 30 business days in the U.S. Offer, for the reasons described in your incoming letter.

The exemption from Rule 14e-5 is to permit Serono to purchase ordinary shares, warrants and OCEANEs of Genset pursuant to the French Offer. In granting this relief we note that except for the relief specifically granted here, Serono will comply with Rule 14e-5. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase ordinary shares, warrants, OCEANEs or ADSs otherwise than pursuant to the Offers.

In addition, on the basis of the facts presented, the Division of Corporation Finance will not recommend that the Commission take enforcement action pursuant to Regulation 14D if Serono announces after the expiration of the Offers, as described in your incoming letter, whether the minimum condition to the U.S. Offer had been satisfied.

Finally, on the basis of the facts presented, the Division of Corporation Finance will not recommend that the Commission take enforcement action pursuant to Rule 14e-1(c) under the Exchange Act if the payment for, or return of, tendered warrants is made in accordance with customary French law and practice, or under Rule 14e-1(d) if Serono announces any extensions of the U.S. Offer, with regard to the warrants, in accordance with French law and practice.

The foregoing exemptions from Section 14(d)(5) and Rules 14d-10, 14d-11 and 14e-5 and the no-action positions under Regulation 14D and Rules 14e-1(c) and 14e-1(d) are based solely on your representations and the facts presented and are strictly limited to the application of these rules to the proposed transactions. In particular, we are not making any determination regarding your eligibility to rely on the Tier II exemptions provided in Rule 14d-1(d), because your final U.S. ownership calculation was based on dates after commencement of the Offers. In the future we will not, absent extraordinary circumstances, grant relief for transactions in which U.S. ownership is calculated as of a date after commencement of the offer.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director (Regulatory Policy)
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

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Writer's Direct Dial: (44) 020 7 614-2280
E-Mail: wgroll@cgsh.com

September 11, 2002

Dennis O. Garris, Esq.
Office Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Proposed Tender Offer in the United States by Serono for Genset

Dear Mr. Garris:

We are writing on behalf of our client, Serono S.A. ("Serono"), to follow up on our discussions over the last three months and to request that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the provisions of Rule 14d-10(a), Rule 14d-11 and Rule 14e-5 under the Exchange Act with respect to the tender offer in the United States by a wholly owned subsidiary of Serono, Serono France Holding S.A., for securities of Genset ("Genset") described in this letter. We further request that the Staff of the Commission confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action against Serono under the Exchange Act if the tender offer is conducted as described in this letter or under Section 14(d) of the Exchange Act and Regulation 14D thereunder if the French Offer (as defined below) is conducted as described in this letter.

Background Information

Serono

Serono, a *société anonyme* organized under the laws of the Republic of Switzerland, is the third largest biotechnology company in the world and the largest in Europe with total revenues in 2001 of $1,249 million. Serono has a global presence with operations in 45 countries, production facilities in eight countries and sales in over 100 countries. Serono currently focuses on the niche markets of reproductive health, neurology, growth and metabolism.

Serono is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. The bearer shares of Serono are traded on the virt-X pan European Exchange and its American Depositary Shares, each representing one fortieth of a bearer share, are traded on the New York Stock Exchange.

Genset

Genset, a *société anonyme* organized under the laws of the Republic of France, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Genset is world recognized for its use of genomic studies of patient populations to identify potential drug targets. Genset has pioneered a novel approach to drug discovery based on comprehensive association studies. Genset has developed sophisticated technologies specifically designed to discover genes associated with common polygenic diseases.

Genset's ordinary shares, nominal value €3.00 per share (the "Shares"), are traded on the *Nouveau Marché* of Euronext Paris S.A. ("Euronext Paris") and its American Depositary Shares ("ADSs"), each representing one third of a Share, are traded on the Nasdaq National Market. Genset has also issued convertible bonds (*obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes* ("OCEANEs")), which are traded on the *Nouveau Marché*, and warrants to purchase ordinary shares ("Warrants" and, collectively with Shares and OCEANEs, "Securities"), which are not traded. Each OCEANE is convertible into, and each Warrant may be exercised in exchange for, one Share.

According to information provided by Genset, as of July 2, 2002, there were (i) 8,104,850 Shares (including Shares represented by ADSs) outstanding; (ii) 6,944,007 ADSs outstanding (representing 2,314,669 Shares); (iii) 522,223 OCEANEs outstanding; and (iv) 59,000 Warrants outstanding held by 11 holders.

Serono's Offer to Acquire Genset

On June 26, 2002, Serono announced that it had made an offer to acquire Genset and that, subject to the condition described below, it intended to make tender offers in France and the United States to acquire (as more fully described below) all the outstanding Shares, ADSs, OCEANEs and Warrants. Serono's willingness to proceed with the offers was expressly made subject to the repeal at Genset's extraordinary shareholders' meeting to be held on that day of a provision in its by-laws that limited any shareholder's voting rights to 20%. Genset's shareholders voted to so amend the by-laws, and, accordingly, the condition to Serono's offer was satisfied.

Serono has structured its proposed acquisition of Genset as two separate tender offers - one (the "U.S. Offer") made to all holders of ADSs, wherever located, and to all holders of Securities who are located in the United States, and the other (the "French Offer" and, together with the U.S. Offer, the "Offers") under the laws of France made to all holders of Securities other than holders resident in the United States, which will not be available to holders of ADSs. All purchases made pursuant to the French Offer will occur outside the United States.

Serono offers to acquire the Shares for a price of €9.75 per Share, the ADSs for a price of €3.25 per ADS, the OCEANEs for a price of €102.64 per bond and the Warrants for a price of €1.00 per Warrant expiring in 2003, 2004, 2005 and 2006 and €6.50 per Warrant expiring in 2007. These prices represent a premium of approximately 195% and 188% to the average closing market prices of the Shares on the *Nouveau Marché* and of the ADSs on Nasdaq, respectively, for the month prior to June 18, 2002 (the last trading day before trading was suspended in connection with the announcement by Genset that it was engaged in preliminary discussions for a strategic transaction).

The French Regulatory and Trading Scheme

In France, offers are regulated by the *Conseil des marchés financiers* ("CMF") and the *Commission des opérations de bourse* ("COB"), which together provide a comprehensive scheme for the regulation of French tender and exchange offers and trading in the French markets. In addition to being subject to the rules and regulations and jurisdiction of the CMF and COB, the U.S. Offer will, except to the extent the relief requested herein is granted, be subject to the Exchange Act and the rules and regulations promulgated thereunder.

Under French law, a tender offer is filed with the CMF by one or more presenting banks acting on behalf of the bidder, at least one of which guarantees the content and the irrevocability of the commitments undertaken by the bidder. The information memorandum (*note d'information*) for the offer is sent by the presenting bank or banks to the COB at the same time as it is filed with the CMF. Following the filing, the CMF publishes on the same day the main terms of the proposed French Offer in an official notice (*avis de dépôt*). The CMF then reviews the terms of the offer to determine whether it can be cleared (or declared *recevable*). Its decision is generally made within five French trading days after filing. If the CMF approves the terms of the offer, it declares the offer receivable and informs the public by means of a notice (an *avis de recevabilité*). During the time the CMF is reviewing the terms of the offer, the COB is reviewing the draft information memorandum to determine whether it can be approved. Its decision is generally made within five French trading days. The bidder must publish a press release providing the main elements of the information memorandum at the time of its filing with the COB. The COB may request that additional information be included in the information memorandum (in which case, the five-day period is suspended until the revised information memorandum is provided to the COB) and may approve or reject the information memorandum. In practice, the COB usually waits for the CMF clearance of the offer to approve the information memorandum. If it approves the information memorandum, the COB issues a *visa* with respect to this document and informs the public of its decision. The bidder must then publish the entire information memorandum in a financial newspaper having national circulation in France no later than two French trading days after such approval and the issuance by the COB of a *visa*. Under French law, an offer is deemed to commence (*date d'ouverture*) the day after the publication of the information memorandum. The information memorandum is not mailed to holders of the subject securities.

The CMF declared the French Offer *recevable* on July 3, 2002 and, on July 4, 2002, issued a notice to that effect under the reference 202C0801. On July 11, 2002, the COB granted its *visa* with respect to the information memorandum. On July 15, 2002, the offer documentation was published. On July 16, 2002, the French Offer was formally commenced.

Under the CMF Rules (*Règlement Général du Conseil des Marchés Financiers*) a tender or exchange offer, once launched, is irrevocable, although a bidder is permitted to withdraw the offer if (i) the subject company takes unconditional actions that modify the *consistance,* or fundamental nature of the company, or the offer becomes without purpose, and the CMF approves such withdrawal, or (ii) another person or group files a competing offer to acquire the subject company which is declared acceptable by the CMF, the COB issues a *visa* with respect to the *note d'information* relating to the competing offer and this *note d'information* is published.

A bidder is permitted to establish a minimum tender condition, but otherwise is severely limited in its ability to condition its offer. Serono has conditioned each of the Offers on receiving valid tenders collectively in both Offers from the holders of Shares, ADSs and OCEANEs bearing, in the aggregate, at least two-thirds of Genset's voting rights, on a diluted basis taking into account the votes of Shares that would be issued, on a one-for-one basis, upon conversion of OCEANEs (the "Minimum Tender Condition").

Securities of listed French companies are generally uncertificated and held in book entry form through accounts at Euroclear France. Accordingly, once an offer has commenced in France, shareholders accept the offer by informing the bank, financial institution, brokerage or other intermediary (an "Intermediary") at which the holder maintains an account for securities, at any time prior to or on the expiration date of the offer, of the holder's desire to tender. The Intermediary will not immediately tender such shares into the offer, but instead will hold such shares until the expiration of the offer. Following the expiration of an offer in France, the sale orders of holders of shares will be "centralized" at Euronext Paris, which, in accordance with French practice and Euronext Paris regulations, will act as transfer agent for the French Offer. This centralization process consists of the Intermediaries forwarding to Euronext Paris a list of shareholders who have elected to tender along with (by book-entry transfer) the Shares held by such persons within three French trading days after the expiration of the French Offer. Shares are therefore not transferred to Euronext Paris or to a bidder prior to the expiration of a French offer. The CMF Rules specify that sale orders transmitted to Intermediaries by shareholders can be canceled at any time prior to, or on, the expiration date of an offer.

The expiration date of a tender offer in France is determined by the CMF. In an agreed offer such as Serono's, the expiration date of the offer is determined by the CMF only after the publication of a *note d'information* that includes the subject company's board of directors' response to the offer. Under French law this expiration date will typically be 25 French trading days after publication of such a *note d'information*. In the case of the Offers, with the CMF's consent, the Offers are currently scheduled to expire on September 12, 2002, so they will be open for more than 40 French trading days. At any time during the duration of the offer, the CMF may extend the expiration date of the offer. Serono intends to seek the approval of the CMF to permit the extension of the French Offer, if necessary, so that the French Offer and the U.S. Offer will expire on the same date.

Under French law, the CMF is responsible for supervising the "centralization" process and "count" of the number of securities tendered into an offer, which are performed by Euronext Paris, as well as determining whether the conditions to the offer have been fulfilled as of the time of the expiration of the offer. In this regard, since the U.S. Offer includes French shares and bonds, it is subject to the CMF's Rules, and it is our understanding that the CMF will perform this function for both the French Offer and the U.S. Offer. The CMF will announce the final results of the Offers by publishing an *avis de résultat*, or closing notice for an offer, no later than nine French trading days after the expiration date of the French Offer. We understand that the CMF anticipates announcing the final results of the Offers on the seventh French trading day after the expiration of the Offers.

The United States Tender Offer

In light of the large number of Shares and ADSs held in the United States, Serono believes it is imperative that it makes an offer to acquire ADSs and Shares from holders resident in the United States.[1] Accordingly, Serono undertook an assessment of the level of ownership of Shares, ADSs and OCEANEs in the United States to determine the applicability of the U.S. tender offer rules to the proposed offer.

Genset advised Serono that, like most French companies, Genset does not maintain a register that identifies all record owners of its Shares or OCEANEs. For this reason, Serono requested, prior to the commencement of the offer, that Genset make a special request that Euroclear France conduct a survey (known as a *Titres au Porteur Identifiés*, or a "TPI") to ascertain the ownership of Shares and OCEANEs. Following the procedures for preparing a TPI report in the applicable Articles of Euroclear France, it takes up to 16 trading days (approximately 22 calendar days) from the date the issuer requests the TPI report before the issuer may collect the information contained in the report from Euroclear France. To the extent known or available from French Intermediaries, the report identifies the ultimate beneficial owner of securities; however, in many cases, the report identifies only the first level of beneficial owners for whom the Intermediaries hold securities. Many of these beneficial owners are often themselves nominee holders for other beneficial owners. Only after this information is obtained by the issuer can the issuer, or an agent of the issuer, begin to "look through" the nominee ownership revealed by this survey to determine the beneficial ownership of shares held through Euroclear France. The look through must be conducted by the issuer or an agent acting on its behalf and subject to confidentiality restrictions as French law prohibits disclosure of the shareholder list or information about the identity or address of shareholders identified through the TPI.

[1] Serono believes that Warrants are held by only five U.S. residents (representing the right to purchase 24,000 Shares, or approximately 40.7% of all outstanding Warrants, but only approximately 0.3% of the Shares outstanding, plus such Warrants) and that OCEANEs are held in two depositary accounts by one U.S. holder (representing approximately 16.6% of the OCEANEs outstanding, but constituting only approximately 1.0% of the voting rights of Genset for purposes of the Minimum Tender Condition). These U.S. holders and any other holders of such securities will be able to tender them into the U.S. Offer.

The look through is done by contacting, by telephone or in writing, the holders identified on the TPI that might be nominee holders, who may or may not respond. Based on recent experience, most French nominee holders who respond do so within ten to fifteen trading days (approximately 14 to 21 calendar days). Thus, in total, it typically takes up to approximately six to eight weeks to complete a look-through analysis and get whatever meaningful information that might be obtained about the level of U.S. beneficial ownership of a French company like Genset S.A.

As we have discussed with the Staff, there was not sufficient time prior to the commencement of the Offers (and accordingly not sufficient time prior to the date thirty days before commencement of the Offers) to have Genset conduct this thorough analysis and provide information to Serono. Thus, in structuring the U.S. Offer initially we were forced to rely on earlier limited data provided by Genset and the additional information we obtained from publicly available sources based on which we believed the offer would qualify for the Tier II exemptions provided in Rule 14d-1(d) under the Exchange Act. We recognize, of course, that in order to satisfy the requirement to perform a reasonable inquiry, companies must take steps early in the planning and structuring phases of transactions in order to make inquiries and obtain information that is as accurate as possible about U.S. beneficial ownership in a timely manner. As you requested, with Genset's assistance and cooperation we continued this process after commencement of the Offers.

Prior to Genset's receipt of the TPI report, Serono and Genset planned their approach for the look through and agreed that Genset representatives would contact French holders that might be nominee holders by telephone in an attempt to expedite the determination of the number of Shares and OCEANEs held by such intermediaries on behalf of U.S. residents or other intermediaries. It was decided that the representatives would inquire about such holdings as of June 16, 2002, the date thirty days prior to the commencement of the Offers, as well as at the most recent practicable date. As described below, we have not been able to obtain any information that is specific to the date thirty days prior to the commencement of the Offers; accordingly, we have been forced to make our determination on the more current information we have obtained.

This information is not as of a single, specific date. The TPI is a compilation of responses from French Intermediaries, who were requested to provide information as of July 31, 2002. Additional information has been obtained as a result of the look-through phone calls and reports described herein that have been undertaken during the weeks since the TPI became available, and, as a result, this information is more current than the TPI.

In the case of Genset, the TPI report revealed a great deal of direct information as to the actual beneficial ownership of the Shares that is useful for our determination. The look-through analysis that Serono and Genset have been able to perform has provided additional helpful information. Based on that information, described below, Serono has determined that the U.S. Offer is eligible for the Tier II exemptions provided in Rule 14d-1(d) under the Exchange Act with respect to the ADSs, Shares and OCEANEs. Based on the information we have been provided, it appears that the Tier II exemptions are not available for the offer for Warrants. Accordingly, as set out below, we are requesting relief from the provisions that would be applicable to the U.S. Offer for Warrants that otherwise would be covered by the exemptive provisions of Rule 14d-1(d).

We note at the outset that, based on information provided by Genset and our review of publicly available information, including reports on Form 13F filed with the Commission by institutional investment managers pursuant to Rule 13f-1(a) under the Exchange Act and Statements on Schedule 13D and 13G filed with the Commission pursuant to Rule 13d-1 with respect to ADSs and Shares, it appears that no holder owns more than 10% of the outstanding Shares. Moreover, Serono does not own any Shares. As a result, there are no exclusions under Instruction 2(ii) to paragraphs (c) and (d) of Rule 14d-1 for purposes of the Tier II determination.

The TPI report identified a total of 2,404,737 Shares held by holders with an address in the United States, including 2,164,926 Shares held by U.S. depositaries (including 1,925,676 Shares held by The Bank of New York, substantially all of which are represented by the ADSs), 232,265 Shares held by a U.S. corporation, and 7,546 Shares held by other individual holders in the United States. These Shares represent an aggregate of 29.7% of the total Shares outstanding.

To date, the look-through analysis has not resulted in the identification of any other Shares held by U.S. holders. The TPI report showed a total of 1,301,162 Shares held by 154 French companies and financial institutions that might be nominee holders. Of this total, 1,245,669 Shares (or 95.7% of the total) were held by only 12 holders. Each of these 12 holders was called and asked to disclose holdings on behalf of U.S. holders as of June 16, 2002 and as of a recent date in accordance with the agreed plan. When asked in this way, each was unwilling to provide any information. Rather than stop the inquiry there, each was asked whether its holdings were for its own account or for the benefit of others. Nine holders, holding a total of 1,212,178 Shares, confirmed that they were holding the Shares for their own account. The other three either refused to answer or did not provide information that enabled the Genset representative to determine whether the holdings might be for the benefit of U.S. beneficial owners.

On the other hand, it appears that a significant number of the ADSs (and therefore the underlying Shares) that are included in that total are held for the benefit of non-U.S. holders. Serono and Genset commissioned an analysis of the beneficial owners of ADSs that is based on the postal codes shown for each beneficial owner that appears on either the list of non-objecting beneficial owners (the "NOBO List") or the list of objecting beneficial owners. This analysis results in a report showing the number of holders, and the securities held by them, who are resident in each of the fifty states and the District of Columbia. It also shows a single category for others – which is comprised of all holders resident outside the United States and any holders for whom the lists do not include an appropriate United States zip code. This analysis showed that ADSs representing 1,444,193 Shares were held by 2,413 U.S. holders and that 452,865 Shares were held by 568 "other" holders.[2]

2 We recognize that, because this report defaults to the "other" category for any holder that has entered an incorrect zip code or that has failed to enter a zip code, some number of the holders that might be deducted as non-U.S. holders probably are, in fact, U.S. holders. We have reviewed the NOBO list, however, and it is quite clear that

Based on the above information, and assuming that all of the other 239,250 Shares held by U.S. depositaries are held for the benefit of U.S. holders, it appears that as few as approximately 1,951,872 Shares, representing approximately 24.1% of the total Shares outstanding, may be held by U.S. holders.

To be more comfortable with a determination that the U.S. Offer is eligible for the Tier II exemptions, we also looked at the calculation from the other angle. The TPI report shows that 2,346,275 Shares are beneficially held by private individuals with an address in France or in other countries outside the United States. In addition, the report shows that 879,759 Shares are held by French institutions, akin to U.S. mutual funds, that hold them as part of a portfolio of securities. Investors purchase units in the funds, but do not have any interest in the securities comprising the portfolios, which the institutions can buy or sell at any time. The report also shows 985,433 Shares are held by depositaries and companies and financial institutions that have addresses that are in neither the United States nor France (and which, therefore, may be deemed to be held by non-U.S. holders in accordance with Instruction 2(iii) to paragraphs (c) and (d) of Rule 14d-1). These 4,211,467 Shares, when combined with the 1,212,178 Shares established by the look through to be held for the benefit of non-U.S. holders as described above, constitute 66.9% of the total Shares outstanding.

Based on this information, the maximum ownership by U.S. holders for purposes of the Tier II determination is 33.1%. Moreover, for this to be the case, (i) all of the ADSs must be held by U.S. holders (which clearly is not the case); (ii) all of the other 239,250 Shares held by U.S. depositaries must be held for the benefit of U.S. holders (as we have assumed for these purposes); (iii) all of the 33,491 Shares held by the three French institutions that declined to provide information from which we could determine whether their holdings were for the benefit of U.S. holders must, in fact, be held for the benefit of U.S. holders (which we believe we could assume is not the case under Instruction 2(iv) to paragraphs (c) and (d) of Rule 14d-1); (iv) all of the remaining 55,493 Shares held by 142 French companies and financial institutions that *might* be nominee holders must, in fact, be held for the benefit of U.S. holders; and (v) all of the 187,484 bearer shares the holders of which were not identified by the TPI must be held by U.S. holders.

Thus, while Serono has not been able to determine the exact number or percentage of Shares held by U.S. holders, Serono has been able to determine with reasonable certainty that less than 40% of the Shares (including Shares represented by ADSs) is held by U.S. holders and has determined that the U.S. Offer meets the requirements for the Tier II exemptions provided in Rule 14d-1(d) under the Exchange Act with respect to the ADSs and Shares.

Serono undertook a similar analysis of the ownership of OCEANEs. Although, based on information provided by Genset as of the commencement of the U.S. Offer, it was thought that no OCEANEs were held by U.S. holders, the TPI report identified a total of 86,695 OCEANEs held in two accounts by a U.S. depositary. As noted above, this constitutes 16.6% of the outstanding OCEANEs but only approximately 1.0% of the voting rights of Genset for purposes of the Minimum Tender Condition. No other U.S. holder has been identified by the

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a significant number of holders, some with sizeable holdings of ADSs (including the holders of three out of the four largest holdings), have addresses outside the United States.

look through or otherwise. The TPI report showed 87,001 OCEANEs held by 14 French companies and financial institutions that might be nominee holders. Of this total, 85,805 OCEANEs (approximately 98.6% of the total) were held by only five holders. Genset representatives contacted those five holders. Of the five, two, who hold 32,000 OCEANEs, indicated that the OCEANEs are held for their own account. The other three have not yet provided useful information from which it can be determined whether the securities are held for the benefit of U.S. holders. However, even if all the remaining 55,001 OCEANEs held by French institutions that might be nominee holders (including those three holders) were deemed to be held by U.S. holders, the total held by U.S. holders would only be 27.1%. The remaining OCEANEs are held by identified French individual investors, the French institutions who hold the securities as part of the portfolio of securities, and by depositaries and other investors that have an address that is neither in the United States nor in France. Thus, if a separate Tier II analysis is necessary with respect to the OCEANEs, Serono also believes that the offer for the OCEANEs meets the requirements for the Tier II exemption provided in Rule 14d-1(d) under the Exchange Act.

Serono believes that, in order to accommodate the various local legal and other requirements and practices that apply in France and the United States, it is necessary and appropriate to bifurcate its proposed acquisition of the Securities and ADSs into the two separate offers described in this letter. The French Offer is made in France in accordance with the requirements of the CMF, as well as of the COB, and is available to all holders of Securities, other than holders of Securities resident in the United States, and is not available to holders of ADSs. The U.S. Offer is a separate tender offer made in the United States, open only to holders of Securities resident in the United States and holders of ADSs, wherever resident. Holders of ADSs and holders of Securities who are located in the U.S. do not have the right to tender directly into the French Offer and holders of Securities who are not located in the U.S. do not have the right to tender into the U.S. Offer. All purchases made pursuant to the French Offer will occur outside the U.S. Serono adopted procedures for the French Offer that have become customary in such offers intended to avoid the use of the U.S. mails, any other means or instrumentality of interstate commerce, or any facility of a national securities exchange in the United States.

Other than as described herein, the U.S. Offer is subject to and conducted in accordance with the U.S. tender offer rules. Accordingly, Serono has filed with the Commission a Schedule TO relating to the U.S. Offer pursuant to Rule 14d-3 under the Exchange Act, and will take all other actions required under Regulation 14D. Genset has filed with the Commission a Schedule 14D-9 relating to the U.S. Offer in accordance with Rule 14d-9 under the Exchange Act.

Additional Structure and Terms of the Offers

In addition to the structures described above, Serono has structured, and is conducting, the Offers as follows:

1. Each of the Offers is structured so as to comply with the applicable principles of French law, the regulations of the COB and the CMF Rules and, subject to

receiving the relief requested herein, the U.S. Offer is structured to comply with the Exchange Act and the rules and regulations promulgated thereunder.

2. To the extent legally possible, given these different regulatory schemes, Serono intends to conduct the Offers in a manner that ensures equality of opportunity for, and equal treatment of, all holders of Shares, ADSs, Warrants and OCEANEs and, except as noted in this letter, the terms of the two Offers are identical in all material respects.

3. The consideration offered is the same in both Offers. In the U.S. offer, tendering holders will be paid in U.S. dollars, in an amount calculated by converting the euro offer price into U.S. dollars at the dollar spot against the euro exchange rate in effect as of the time funds are delivered to the Receiving Agent for the U.S. Offer. The Receiving Agent will enter into a foreign exchange contract upon receipt of funds to effect this conversion. It is anticipated that funds will be paid to the Receiving Agent approximately six French trading days after publication of the results of the Offers.

4. The U.S. Offer is conditioned upon (i) the French Offer not being withdrawn or terminated in the limited circumstances permitted under the CMF Rules and (ii) satisfaction of the Minimum Tender Condition. The U.S. Offer states that, subject to the rules and regulations of the Commission, the Minimum Tender Condition may be asserted until the securities tendered in the U.S. Offer have been accepted for payment.

5. The French Offer is conditioned only upon satisfaction of the Minimum Tender Condition.

6. The Offers are being conducted substantially concurrently. As noted above, under French law, the French Offer "commenced" on the day following publication of the French information memorandum in a financial newspaper. Serono commenced the U.S. Offer the same day by publishing in a newspaper of national circulation in the United States a summary advertisement setting forth the information required by Section 14(d) of the Exchange Act and Regulation 14D thereunder.

7. Promptly after the publication of the summary advertisement, Serono began the process of mailing the offer to purchase and related offering materials for the U.S. Offer to U.S. holders of record of Shares, Warrants and OCEANEs and to all holders of record of ADSs. Serono, to the extent feasible, distributed the offer to purchase and related offering materials to brokers, dealers, commercial banks and trust companies and any similar persons listed as participants in a clearing agency's security position listings for subsequent transmittal to beneficial owners of ADSs and beneficial owners of Securities who are located in the United States.

8. The Offers are scheduled to expire on the same day, which, in order to comply with applicable French rules, is more than twenty U.S. business days after the commencement. As noted above, based on the current expiration date, the Offers will remain open, with the CMF's consent, until September 12, 2002. The offer to purchase for the U.S. Offer discloses (i) that except as required by applicable law and regulations, Serono intends to consummate the U.S. Offer concurrently with the French Offer, and, if necessary, to extend the expiration date of the U.S. Offer to accomplish this, and (ii) that, under some circumstances

(such as a change in the offer price or other material change in the terms of the U.S. Offer), U.S. law may require an extension of the expiration date of the U.S. Offer to a date later than the expiration date of the French Offer and that, in such event, Serono might be required to purchase Securities in the French Offer before it purchases ADSs and Securities in the U.S. Offer. If the U.S. Offer needs to be extended, Serono currently intends to request that the CMF extend the period of the French Offer so that the French Offer and the U.S. Offer will expire on the same date.

9. Serono has not purchased or made any arrangement to purchase, and will not purchase or make any arrangement to purchase, ADSs or Securities outside of the U.S. Offer, except pursuant to the French Offer, until the expiration of the U.S. Offer.

10. In the event the price for any Security in the French Offer is increased, Serono will (and the offer to purchase for the U.S. Offer discloses that Serono will) make a corresponding increase to the price to be paid for that Security pursuant to the U.S. Offer and, in the case of any increase in the price per Share, a corresponding increase in the price to be paid per ADS pursuant to the U.S. Offer (taking into account the number of Shares represented by each ADS). In the event the price per ADS or Security in the U.S. Offer is increased, Serono will make a corresponding increase in the price to be paid per Security pursuant to the French Offer (taking into account the number of Shares represented by each ADS).

11. Under French law, holders tendering Securities into the French Offer may cancel their orders to tender Securities at any time up to the expiration of the French Offer. Thereafter, tenders are irrevocable and withdrawal is not permitted, including during the period that the results of the Offers are counted. In accordance with the Exchange Act, holders tendering ADSs or Securities into the U.S. Offer will have the right to withdraw their ADSs and Securities at any time prior to the expiration of the U.S. Offer. Thereafter, tenders are irrevocable except that holders would, absent the relief requested in this letter, be permitted to withdraw tendered ADSs and Securities at any time after the sixtieth day following commencement of the U.S. Offer unless they had previously been accepted for purchase.

12. *Acceptance for Payment and Payment for Securities and ADSs*. As described above, because of the complexities of the centralization process and other payment procedures in place under the French scheme, the final results of the Offers – and therefore the satisfaction of the Minimum Tender Condition in both Offers – may not be known until up to nine French trading days after the expiration of the Offers. As noted above, the CMF anticipates that it will announce the final results of the Offers seven French trading days after the expiration of the Offers, but in any event the announcement will be no later than nine French trading days after such expiration. If the conditions to the Offers are not satisfied, Serono will return all tendered ADSs and Securities promptly. Serono will, to the extent the conditions to the Offers are satisfied, accept tenders and pay the offered consideration as promptly as practicable following the determination of the results of the Offers, in accordance with the settlement procedures described below.

With respect to the ADSs, promptly after the expiration of the U.S. Offer, the Bank of New York, the depositary for Genset's ADS program who was appointed as the receiving agent to receive tenders in the U.S. Offer (the "Receiving Agent"), will provide information to Serono indicating the number of ADSs tendered in the U.S. Offer. Approximately three business days after the expiration of the U.S. Offer, the Receiving Agent will determine the number of ADSs validly tendered by guaranteed delivery and will provide such information to Serono. The Receiving Agent also will instruct its custodian in France to deliver the Shares underlying the ADSs tendered to Euronext Paris for inclusion in the centralized calculation process.

With respect to Shares and OCEANEs tendered in the U.S. Offer, the holders have been instructed to have their brokers tender their Shares and OCEANEs by book-entry transfer to an account in the name of the Receiving Agent held at its custodian in France for the sole purpose of receiving tenders from U.S. holders. Upon expiration of the U.S. Offer, the Receiving Agent will instruct its custodian in France to deliver these Shares and OCEANEs to Euronext Paris for inclusion in the centralized calculation process.

Warrants will be tendered directly to the Receiving Agent by way of a Warrant Form of Acceptance. Warrants do not figure in the determination of the satisfaction of the Minimum Tender Condition; accordingly, the Receiving Agent will not effect any transfer of the Warrants to Euronext Paris for inclusion in the centralized calculation process, but will hold them in order to make payment if the Offers are successful and they are accepted for payment.

The settlement and delivery of tendered Securities and ADSs will take place approximately four French trading days after the publication of the *avis de résultat* by the CMF. The cash consideration in the Offers will be delivered to the Intermediaries and to the Receiving Agent's French custodian for payment two days later and the Intermediaries will then remit the consideration to tendering shareholders who are receiving consideration denominated in euro on the same day. The Receiving Agent's French custodian will then enter into a foreign exchange transaction on the Receiving Agent's behalf to convert the consideration from euro to dollars, which will take two days. Within one day after settlement of the foreign exchange transaction, the Receiving Agent will remit the consideration to holders of Securities and ADSs who tendered into the U.S. Offer. Thus, we understand that payment may not be made to holders of ADSs and Securities who tendered into the U.S. Offer until up to, but not more than, nine French trading days after the publication of the *avis de résultat* by the CMF, and three French trading days after payment has been made under the French Offer.

Discussion of Issues

As noted above, Serono has determined that the U.S. Offer is eligible for the Tier II exemptions provided in Rule 14d-1(d) under the Exchange Act with respect to the ADSs, Shares and OCEANEs. It appears, however, that those exemptions are not available for the U.S. Offer for Warrants. Accordingly, in addition to the relief requested below with respect to the Offers generally, we are, as set out below, requesting, solely with respect to the U.S. Offer for Warrants, relief from the provisions of Rules 14e-1(c) and 14e-1(d) applicable thereto as a result of the unavailability of the exemptive provisions of Rule 14d-1(d).

Section 14(d)(5)

Section 14(d)(5) of the Exchange Act provides that securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original offer. As required by French law, the French Offer commenced on July 16, 2002. The U.S. Offer commenced on the same day; accordingly, withdrawal rights under Section 14(d)(5) would be available to holders tendering into the U.S. Offer after September 14, 2002. In accordance with the timetable for the French Offer approved by the CMF, the Offers are scheduled to expire on September 12, 2002. Under French law, withdrawals are prohibited after the expiration of the tender offer and, accordingly, the withdrawal rights provided by Section 14(d)(5) will, as from September 14, conflict with the prohibition on withdrawal under French law. Moreover, permitting withdrawals during the period while the results of the Offers are being determined would conflict with the counting procedures envisaged under French law and would enable withdrawals from the U.S. Offer to frustrate the prior satisfaction of the Minimum Tender Condition. Accordingly, we are requesting exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act insofar as that section would permit holders who tendered into the U.S. Offer to withdraw their ADSs and Securities at any time which is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period following the expiration of the Offers during which the results of the Offers are being counted until the CMF announces the final results of the Offers and arrangements are made for payment in accordance with French law and practice.

This relief is consistent with relief the Commission provided to TotalFina in connection with its exchange offer for Elf Aquitaine securities. *In the Matter of TotalFina's Exchange Offer to Purchase all Ordinary Voting Shares and American Depositary Shares of Elf Aquitaine*, File No. 5-42054 (October 15, 1999), Release No. 34-42015; International Release No. 1207. The granting of this relief is also supported by the discussion in a series of Orders of the Commission involving tender offers in Sweden where, like France, the tabulation of the results of a tender offer takes longer than it does in the United States. In those Orders, the Commission was not requested to grant relief from the requirement that withdrawal rights be made available after 60 days from the commencement of the offers; however, relief was granted to permit the bidders to suspend withdrawal rights during the approximately ten business day period when the tabulation of the results of the offers was being done. *See, e.g., In the Matter of Incentive AB Offer to Purchase the Class B Shares and American Depositary Receipts of Gambro AB*, File No. 0-11878 (January 31, 1996), Release No. 34-36793; International Release No. 926; *In the Matter of Procordia Aktiebolag and Aktiebolag Volvo Offers to Purchase the Shares, Convertible Debentures and American Depositary Shares of Pharmacia Aktiebolag*, File No. 5-38325 (February 2, 1990), Release No. 34-27671; International Release No. 118.

Regulation 14D

The Staff has articulated its position that the conditions to an offer, other than the receipt of necessary regulatory approvals, must be satisfied or waived prior to the expiration of the offer. As noted above, the U.S. Offer states that the Minimum Tender Condition may be asserted until the bidders have accepted securities for Payment pursuant to the U.S. Offer. It will not be possible for Serono to determine whether the Minimum Tender Condition has been satisfied prior to the expiration of the U.S. Offer. Indeed, as noted above, given the centralized counting procedures utilized in France, Serono will not know the final results of the Offers, and accordingly will not be able to determine whether the Minimum Tender Condition was satisfied as of the expiration of the U.S. Offer, until the CMF announces the results of the Offers, which is anticipated to take place seven French trading days (but, in any event, no more than nine French trading days) after the expiration of the Offers. If, at that time, it is determined that the

Minimum Tender Condition was not satisfied, Serono must assert the condition and terminate the Offers and return tendered securities. If Serono is not permitted to assert the Minimum Tender Condition at that time, and under those circumstances, it would effectively render the Minimum Tender Condition meaningless and could conflict with French law relating to minimum tender conditions. We believe that permitting Serono to assert the Minimum Tender Condition, if it is not satisfied, upon learning the final results of the Offers is consistent with Rule 14d-1(d). See, for example, clause (v) which, among other things, permits the bidder to announce the results of the tender offer in accordance with the requirements of the home jurisdiction law or practice.

Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Under the Tier II exemption in Rule 14d-1(d)(2)(ii) applicable to the U.S. Offer, a bidder is permitted to separate an offer into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders. Since the U.S. Offer would be made to holders of ADSs wherever located, literal application of Rule 14d-10(a)(1), as modified by the Tier II exemption, would prohibit the dual offer structure described in this letter.

Paragraph (e) of Rule 14d-10 provides that the Commission may grant an exemption from the provisions of Rule 14d-10, either unconditionally or on specified terms and conditions, to any tender offer.

There are several points of conflict between the U.S. tender offer rules and French law and practice, as outlined above. We believe that the best method for reconciling these conflicts is a dual offer structure that permits persons located in the United States and holders of ADSs to participate in the transaction through the U.S. Offer on substantially the same terms as in the French Offer. The dual offer structure proposed here is consistent with the cross-border rules adopted by the Commission effective January 2000, commonly referred to as the Cross Border Release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208), and with prior Commission Orders. Indeed, the structure proposed is substantially identical to that permitted by the Staff in *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001). *See also In the Matter of the Exchange Offer by Banco Bilbao Vizcaya Argentina S.A. for Ordinary Shares and American Depositary Shares of BBVA Banco Frances,* File No. TP 01-118 (April 19, 2001) and *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG,* File No. TP 99-205 (October 7, 1999).

Rule 14d-11

Rule 14d-11 under the Exchange Act provides, among other things, that a bidder may elect to provide a subsequent offering period of between three and 20 business days during which additional tenders would be accepted. The French tender offer rules require the subsequent offering period to remain open for a minimum of 10 days but do not limit the term of the subsequent offering period.

If Serono elects to provide a subsequent offering period, Serono believes that it might be useful to contact remaining holders of Genset Securities and ADSs that are not tendered during the initial offering period or to provide updated information to such holders. In order to facilitate such activities, Serono expects that it would request Genset to order a new TPI report. As noted above, the preparation of a TPI report generally takes up to 16 trading days.

In light of the time required for preparation of the TPI, it would not be practicable to contact remaining holders or to provide them any desired updated information within the 20 business day limit established under Rule 14d-11. Serono believes that a subsequent offering period of 30 trading days would permit Serono to contact the remaining holders of Genset Securities and ADSs and, if desired, distribute updated information to such holders. Serono understands that a subsequent offering period of 30 business days would be acceptable under French law. Accordingly, we are requesting exemptive relief from the provisions of Rule 14d-11 to permit Serono to provide a subsequent offering period of up to 30 business days. We believe that permitting Serono to extend the subsequent offering period to a term of 30 business days is consistent with the Commission's objective of facilitating cross-border offers like the Offers and is consistent with the relief the Commission has granted in connection with a number of prior transactions. *See Offer by RWE Aktiengesellschaft for Innogy Holdings plc* (March 22, 2002); *Schlumberger Limited's Offer for Sema plc* (March 2, 2001); *Amerada Hess Corporation Offer for Shares and ADSs of LASMO plc* (December 13, 2000); and *Air Products and Chemicals, Inc. and L'Air Liquide S.A. Offer for the outstanding capital stock of The BOC Group plc* (March 10, 2000). We do not believe that this request represents a material departure from the requirements of the Exchange Act in that Serono will immediately accept and promptly pay for Securities and ADSs tendered during any subsequent offering period.

Rule 14e-1(c)

Rule 14e-1(c) under the Exchange Act provides that a person who makes a tender offer may not fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer. Under the Tier II exemption in Rule 14d-1(d)(2)(iv) applicable to the offer for Shares, ADSs and OCEANEs, payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c). Serono proposes to pay for Warrants tendered in the U.S. Offer on the same time schedule as it pays for the Shares, ADSs and OCEANEs tendered in the U.S. Offer. This will enable Serono to determine whether the Minimum Tender Condition has been satisfied before accepting any tendered securities and will facilitate payment in accordance with French law and practice, as described above. The relief requested in this letter, which would make the timing of payment for Warrants consistent with the timing of payment for Shares, ADSs and OCEANEs, is consistent with the relief granted by the Commission in a number of similar transactions. *See, e.g., Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001) and *In the Matter of the Proposed Exchange Offer by Crown Cork & Seal Company Inc. for CarnaudMetalbox,* File No. TP 95-301 (December 20, 1995).

Rule 14e-1(d)

Rule 14e-1(d) under the Exchange Act, among other things, prohibits a person making a tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which includes disclosure of the approximate number of securities deposited to date and which must be issued by 9:00 a. m., Eastern time, on the next business day after the scheduled expiration date of the offer. Under the Tier II exemption in Rule 14d-1(d)(2)(iii) applicable to the offer for Shares, ADSs and OCEANEs, notices of extensions made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(d). Serono proposes to announce extensions of the U.S. Offer, if any, in the same way for all Securities – that is to include the information it will have about tenders of ADSs to date and any information it may have about tenders of Securities to date. As noted, however, it is likely that Serono will not have information about the approximate number of Securities tendered in the International Offer and may not have information about the approximate number of Securities tendered in the U.S. Offer.

As noted above, except as required by applicable law and regulations, Serono intends to consummate the U.S. Offer concurrently with the French Offer. It may be necessary to extend the expiration date of the U.S. Offer to accomplish this. Similarly, while Serono does not currently anticipate any such changes, material changes in the terms of the Offers or the information concerning the Offers may, under Rule 14e-1 or otherwise, require Serono to extend the U.S. Offer. At the time that any such extension is announced, Serono may not know the number of Warrants tendered to date as that information may only be in the possession of Intermediaries and the CMF. If Serono does announce any such extension, the press release announcing such extension will comply in all respects with the timing requirements of Rule 14e-1(d) and will include the information required by Rule 14e-1(d) with respect to the approximate number of ADSs deposited as of the date of such extension, but may not contain the information required by Rule 14e-1(d) concerning the approximate number of Securities, including Warrants, deposited as of the date of such extension.

We believe that announcements of extensions during the pendency of an offer that do not contain information about the approximate number of Securities tendered to date are in accordance with the requirements of French practice and that granting the relief requested herein will thus facilitate the issuance of announcements of extension in the same manner for all Securities that are subject to the U.S. Offer. Moreover the relief requested in this letter specifically relating to the offer for Warrants is consistent with the relief granted by the Commission in a number of similar transactions that were not eligible for the Tier II exemptions. *See, e.g., Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001) and *In the Matter of the Proposed Exchange Offer by Crown Cork & Seal Company Inc. for CarnaudMetalbox,* File No. TP 95-301 (December 20, 1995).

Rule 14e-5

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including any extensions thereof. As described above, Serono has structured its proposed acquisition of Genset as two separate tender offers. Accordingly, the French Offer may be seen as an arrangement to purchase Securities outside the U.S. Offer. Further, even though it is intended that the Offers will be conducted substantially concurrently, it is possible that under some circumstances Serono will be required to extend the U.S. Offer to a date that is later than the expiration of the French Offer. In this case, Serono would be required to purchase Securities tendered in the French Offer before the expiration of the U.S. Offer in the unlikely event that the conditions to the French Offer had been satisfied at such time. A literal application of Rule 14e-5 could be interpreted to prohibit Serono's making of, and purchase of Securities pursuant to, the French Offer.

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction. Although there is, in our view, a reasonable question as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if Serono were to make purchases of Securities in the French Offer outside the United States, to remove any doubt, we apply, on behalf of Serono, for exemptive relief for such purchases from the provisions of Rule 14e-5.[3]

Serono's request for such exemptive relief is consistent with the exemptive relief granted by the Commission in a number of instances. In *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001), *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG,* File No. TP 99-205 (October 7, 1999) and *TotalFina Exchange Offer for Securities of Elf Aquitaine,* File No. TP 99-198 (July 21, 1999), among other transactions, the Commission or the Staff permitted the use of a dual offer structure and granted an exemption from Rule 14e-5 (in the case of *Technip*) and Rule 10b-13 (the predecessor to Rule 14e-5) (in the case of *Rhône Poulenc* and *TotalFina*) in order to permit a non-U.S. offer and the purchase of securities thereunder during the pendency of the U.S. offer.

We emphasize that the Offers are structured to give all holders of ADSs and Securities, including holders of Securities located in the United States, the opportunity to sell their securities on the same economic terms. Serono will further take steps to ensure that the procedural terms of the Offers are as equivalent as practicably possible, given local law and practice considerations. In light of this, we note that permitting the Offers to proceed as described in this letter would not give rise to any possibility of abuse or deception or manipulation of the type that Rule 14e-5 is intended to prevent.

We note also that granting the relief requested in this letter would be a factor facilitating cross-border offers. The structure proposed, similar to that used in other transactions, provides a mechanism to encourage bidders for non-U.S. companies to extend their offers to U.S. persons who hold securities in the target company. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, it does not present the same risks as would open market or private purchases, and the policies forming the basis for Rule 14e-5 will not be violated if the exemption requested is granted. Serono's intention to make purchases pursuant to the French Offer is fully disclosed in the offer to purchase for the U.S. Offer. Moreover, holders

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3 We have been requested by Serono to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases outside the United States in the absence of such exemptive relief.

of ADSs and holders of Securities who are located in the United States will be assured the benefit of the same consideration paid per Security being offered in the French Offer.

As described in the offer to purchase for the U.S. Offer, if the relief requested is not granted, Serono may be required to amend the U.S. Offer to the extent permitted under French law and regulations. To the extent that any such amendment would be prohibited under French law, the Offers may need to be terminated.

Relief Requested

Section 14(d)(5)

We hereby respectfully request exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act insofar as that section would permit holders who tendered into the U.S. Offer to withdraw their ADSs and Securities at any time which is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period following the expiration of the Offers during which the results of the Offers are being counted until the CMF announces the final results of the Offers and arrangements are made for payment in accordance with French law and practice.

Regulation 14D

We respectfully request the Staff to confirm that it will not take enforcement action under Regulation 14D if Serono asserts the Minimum Tender Condition prior to the acceptance for payment of securities under the U.S. Offer if it is determined as a result of the centralized counting procedures after the expiration of the U.S. Offer that the Minimum Tender Condition was not satisfied.

Rule 14d-10(a)(1)

Given (i) the protections afforded by the French regulatory regime, (ii) that the Offers are made for all outstanding Securities and ADSs and upon the same financial terms, (iii) the differences in the procedural requirements in France and the United States, (iv) the express authorization under the Tier II exemptions for dual offer structures and (v) the growing number of precedents in which the Commission has permitted structures similar to the structure proposed here, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1) under the Exchange Act to permit the U.S. Offer to be unavailable to holders of Securities who are not resident in the United States and available to all holders of ADSs, wherever located, and to permit the making of the Offers utilizing the dual offer structure as described in this letter and under Section 14(d) of the Exchange Act so that the French Offer may be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder.

Rule 14d-11

We respectfully request exemptive relief from Rule 14d-11 under the Exchange Act to permit Serono to provide a subsequent offering period of up to 30 business days.

Rule 14e-1(c)

We respectfully request the Staff to confirm that it will not take enforcement action under Rule 14e-1(c) if Serono pays for Warrants tendered in the U.S. Offer as described herein in accordance with the French timing and practice in order to permit Serono to pay for the Warrants tendered in the U.S. Offer on the same time schedule as it pays for ADS, Shares and OCEANEs tendered in the U.S. Offer.

Rule 14e-1(d)

We respectfully request the Staff to confirm that it will not take enforcement action under Rule 14e-1(d) if Serono announces extensions, if any, to the U.S. Offer as described herein and does not include in such announcement the approximate number of Warrants tendered to the date of such announcement.

Rule 14e-5

We hereby respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to permit Serono to make the Offers substantially simultaneously and to purchase Securities in the French Offer to the extent such purchases occur after the public announcement of, but prior to the expiration of, the U.S. Offer.

* * * * *

If you need further information or desire to discuss these matters further, please do not hesitate to contact me at (44) 207-614-2280 or Will Morrow at (44) 207-614-2376.

Very truly yours,

William A. Groll